April 25, 2011

Martin James
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3030
100 F Street, NW
Washington D.C.  20549

RE:          Oncologix Tech Inc.
P.O. Box 8832
Grand Rapids, MI  49518-8832

Dear Mr. Hult:

We respond as follows to your letter of April 20, 2011.

We have amended Item 4.01 Form 8-K dated September 9, 2010 to indicate that as of April 8, 2011, the PCAOB has revoked the registration of our prior auditor, Chisholm, Bierwolf, Nilson & Morrill, LLC.  We have included the information required by Regulation S-K, Item 304(1).

In connection with your letter of April 20, 2011, we hereby make the following statements:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ONCOLOGIX TECH, INC.

By:	/s/ Anthony Silverman
Anthony Silverman, President